Filed by KeyCorp pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: First Niagara Financial Group, Inc.
Filer’s SEC File No.: 001-11302 Date: October 30, 2015
BETTER TOGETHER
KEYBANK AND FIRST NIAGARA
INTEGRATED COMMUNITY ENGAGEMENT PLAN
CORE MESSAGES:
• We share a culture of service: o KeyCorp: “Helping our clients and communities thrive” o First Niagara: “Helping our neighbors prosper
• We have nearly $5 billion combined in lending & investments supporting underserved individuals and communities.
• Annually we combined contribute nearly $30 million to a myriad civic needs.
• Over the past three years, our employees have volunteered more than 500,000 hours to the communities that we so proudly serve.
• We stand by our commitments and remain dedicated to supporting the economic development and prosperity of the communities we so proudly serve.
• We perform honestly, transparently and with a sense of urgency so we can continue to strengthen relationships with organizations and leaders that share in our commitment to the prosperity of our communities.
• Because our employees are core to our company’s success and they help their communities to thrive, we support employees who bring their authentic selves to work every day, living the core values of teamwork, respect, accountability and integrity, and leadership.

Community Engagement
Enterprise
• Community Investments: We have
nearly $5 billion combined in lending & investments supporting underserved individuals and communities
Philanthropy: Annually we combined contribute nearly $30 million to countless civic needs.
Service: Over the past 3 years, our employees have volunteered more than 500,000 hours to the communities that we so proudly serve.
Highlights:
Buffalo
Community Investments: We will remain
dedicated to supporting the economic development and prosperity of the communities we proudly serve by maintaining our commitment levels of lending & investments supporting underserved communities. Philanthropy: Together, we have contributed over $16 million combined from 2012-2014 to civic needs in communities across New York. Since 2004, Key has contributed more than $5 million to the Buffalo area.
Service: Since 2004, Key has contributed more than 300,000 hours of volunteer service in the State of New York and nearly 70,000 hours in Buffalo.
Highlights: Mass Ave. Community Homes $6.2 million construction loan, KCDCLIHTC equity investment of $10 million.
Partnership of Buffalo Neighborhood Stabilization Co., Inc. (PUSH Buffalo) and Housing Visions Consultants Inc. Creation of 46 apartments scattered sites consisting of new construction and the rehabilitation of existing buildings on the West side of Buffalo.

Enterprise
• Community Investments: We have
nearly $5 billion combined in lending & investments supporting underserved individuals and communities
Philanthropy: Annually we combined contribute nearly $30 million to countless civic needs.
Service: Over the past 3 years, our employees have volunteered more than 500,000 hours to the communities that we so proudly serve.
Highlights:
Rochester Region
Community Investments: We will remain
dedicated to supporting the economic development and prosperity of the communities we proudly serve by maintaining our commitment levels of lending & investments supporting underserved communities. Philanthropy: Together, we have contributed over $16 million combined from 2012-2014 to civic needs in communities across New York. Since 2004, Key has contributed more than $1.1 million to the Rochester area.
Service: Since 2004, Key has contributed more than 300,000 hours of volunteer service in the State of New York and more than 21,000 hours in Rochester.
Highlights: Mills at High Falls Phase II $5 million construction loan, KCDC $4.7 Mill in LIHTC and Historic Credits The Urban League of Rochester Economic Development Corp. redeveloped 21 units of affordable housing in the historic Teoronto-Smith Block on State St. across form Eastman Kodak’s headquarters; the buildings are listed on the National Register of Historic Places. The Mills opened in 2012 and is fully occupied.

Enterprise
• Community Investments: We have
nearly $5 billion combined in lending & investments supporting underserved individuals and communities
Philanthropy: Annually we combined contribute nearly $30 million to countless civic needs.
Service: Over the past 3 years, our employees have volunteered more than 500,000 hours to the communities that we so proudly serve.
Highlights:
Syracuse Region
Community Investments: We will remain
dedicated to supporting the economic development and prosperity of the communities we proudly serve by maintaining our commitment levels of lending & investments supporting underserved communities. Philanthropy: Together, we have contributed over $16 million combined from 2012-2014 to civic needs in communities across New York. Since 2004, Key alone has contributed nearly $4.5 million to the Syracuse region.
Service: Since 2004, Key has contributed more than 300,000 hours of volunteer service in the State of New York and more than 62,000 hours in the Syracuse region.
Highlights: VanKeuren Square, LLC $3.6 million construction loan and $2.9 million LIHTC equity from Enterprise Community Investment, Inc. The project is a partnership between Housing Visions Consultants, Inc., and the Syracuse Medical VA Center The development consists of 50 affordable units for chronically homeless Veterans and in addition to housing, support services are being provided. 25 units are for HUD-VASH voucher eligible households. VanKeuren Square opened in 2014 and is fully occupied.

Enterprise
• Community Investments: We have
nearly $5 billion combined in lending & investments supporting underserved individuals and communities
Philanthropy: Annually we combined contribute nearly $30 million to countless civic needs.
Service: Over the past 3 years, our employees have volunteered more than 500,000 hours to the communities that we so proudly serve.
Highlights:
Nyack/New Haven Region
Community Investments: We will remain
dedicated to supporting the economic development and prosperity of the communities we proudly serve by maintaining our commitment levels of lending & investments supporting underserved communities. Philanthropy: Since 2012, First Niagara has contributed nearly $8 million in contributions to countless civic needs supporting the communities of Connecticut. Additionally, since 2012, Combined we have contributed more than $16 million to civic causes in the state of NY and more than $750,000 to the Hudson Valley region.
Service:
Highlights:

Enterprise
• Community Investments: We have
nearly $5 billion combined in lending & investments supporting underserved individuals and communities
Philanthropy: Annually we combined contribute nearly $30 million to countless civic needs.
Service: Over the past 3 years, our employees have volunteered more than 500,000 hours to the communities that we so proudly serve.
Highlights:
Albany Region
Community Investments: We will remain
dedicated to supporting the economic development and prosperity of the communities we proudly serve by maintaining our commitment levels of lending & investments supporting underserved communities. Philanthropy: Together, we have contributed over $16 million combined from 2012-2014 to civic needs in communities across New York. Since 2004, Key has contributed more than $6.5 million to the capital region.
Service: Since 2004, Key has contributed more than 300,000 hours of volunteer service in the State of New York and more than 119,000 hours in the Albany region.
Highlights: Sheridan Hollow Village, LLC scheduled to open Spring of 2016 $6.2million construction financing, and$12.2million in LIHTC&SLIHTC equity from KCDC.
The development is a joint effort with Habitat for Humanity Capital District, Touhey Home Ownership Foundation and Housing Visions Consultants, Inc. to construct 17 new buildings consisting of 57 affordable housing in the Sheridan Hollow

Enterprise
• Community Investments: We have
nearly $5 billion combined in lending & investments supporting underserved individuals and communities
Philanthropy: Annually we combined contribute nearly $30 million to countless civic needs.
Service: Over the past 3 years, our employees have volunteered more than 500,000 hours to the communities that we so proudly serve.
Highlights:
Hartford Region
Community Investments: We will remain
dedicated to supporting the economic development and prosperity of the communities we proudly serve by maintaining our commitment levels of lending & investments supporting underserved communities. Philanthropy: Since 2012, First Niagara has contributed nearly $8 million in contributions to countless civic needs supporting the communities of Connecticut.
Service:
Highlights:
Enterprise Investments:
• Community Investments: We have
nearly $5 billion combined in lending & investments supporting underserved individuals and communities
Philanthropy: Annually we combined contribute nearly $30 million to countless civic needs.
Service: Over the past 3 years, our employees have volunteered more than 500,000 hours to the communities that we so proudly serve.
Highlights:
Pittsburgh Region
Community Investments: We will remain
dedicated to supporting the economic development and prosperity of the communities we proudly serve by maintaining our commitment levels of lending & investments supporting underserved communities. Philanthropy: Since 2012, First Niagara has contributed nearly $800,000 to civic needs supporting the Pittsburgh region.
Service:
Highlights:

Enterprise
• Community Investments: We have
nearly $5 billion combined in lending & investments supporting underserved individuals and communities
Philanthropy: Annually we combined contribute nearly $30 million to countless civic needs.
Service: Over the past 3 years, our employees have volunteered more than 500,000 hours to the communities that we so proudly serve.
Highlights:
Philadelphia Region
Community Investments: We will remain
dedicated to supporting the economic development and prosperity of the communities we proudly serve by maintaining our commitment levels of lending & investments supporting underserved communities. Philanthropy: Since 2012, First Niagara has contributed more than $800,000 to civic needs supporting the Philadelphia region.
Service:
Highlights:

Anticipated Q & A Related to Community Impacts
Q. Why is Key making this acquisition?
A. We consistently look for ways to create value for our clients, communities, employees, and shareholders.
KeyBank and First Niagara are a good strategic and cultural fit. It was a unique opportunity to strengthen our franchise together in core markets as well as expand into new, contiguous, markets. Together, we have a diverse asset and funding base with the ability to offer superior products and service to core clients.
Importantly, this agreement will allow us to expand on our community support, something that is critical to how both companies operate. Finally, we expect the transaction to benefit shareholders. It will add to our earnings per share in the first full year excluding one-time charges. This agreement makes sense for our clients, for our communities, for our employees, and for our shareholders.
Q. When will the acquisition be completed?
A. Legal close is currently anticipated to occur by the third quarter 2016. However, there are items that could impact timing (e.g., regulatory approval), so these are our best projections at this point.
Q. Why are we “Better Together”?
A. Our cultures, our strategies and our collective commitment to communities we serve are agreat fit. We are combining forces to form the 13th largest bank in the United States, with a strong regional presence across diverse, high share and attractive markets. We have the shared expertise, the culture, the capital and the capacity to ensure a seamless transition.
Q. What are the terms of the transaction?
A. Under the terms of the agreement, which was unanimously] by the board of directors of each company, merger consideration will be approximately $3.8 billion consisting of 80 percent KeyCorp common stock and 20 percent cash.
Q. Will Key be divesting or closing any existing branches as a result of this?
A. Our first focus is integrating our branch networks so our clients continue to receive the same high-quality service they expect and they deserve. It is premature to speculate on branch consolidation. That being said, I want to emphasize that Key has a long and proud tradition of serving clients in low- to moderate-income communities. Our eight “Outstanding” CRA ratings shows our commitment to serve, and we will not step away from that commitment

Additional Branch Talking Points:
- Bank branch density data supports the idea that consolidating branches in close proximity makes good economic sense. Branch growth over the past 40 years has dramatically exceeded U.S. population growth. In 1970, the United States had 107 bank branches per million population. By 2011, the United States had 270 branches per million population. In short, banks have more branches than bodies, which makes having two branches operating in close proximity a poor use of resources [Celent, 2013]. Bank branch visits are declining, from 3.2 visits a month in 2009 to 2.8 visits a month in 2013 [Synergistics, 2013].
- Our clients – and not just consumers - have told us they want access to branches as well as other channels.
- Over the past few years, we have seen a steady increase in customer preference for digital banking. For example, customer transactions via online and mobile banking were two times the number of customer transactions completed at a branch office.
- Given the current economics of branch banking and changing client preferences, we are looking at the size/format. There is a shift underway from branches as transaction hubs to more sales and service.
Q. Will there be any job displacement at First Niagara?
A. Together, KeyBank and First Niagara will create a stronger, more powerful regional bank. We recognize that banking is a people business. To succeed, we need to draw on a wide range of experience, talent and capabilities. We know the strength of First Niagara’s team from our past experience, and our current interactions.
For example, we had a great experience when we worked with First Niagara in 2012 when we purchased 37 branches as part of their HSBC acquisition. We know First Niagara employees serve clients as we serve clients by putting clients at the center of all that we do. Our interest in First Niagara stems from knowing First Niagara is a well-run company.
We will be thoughtful in how we approach our integration. As with any combination of this size, however, we expect there will be some overlaps in job functions. It is premature to speculate on specific numbers; that said, we are committed to treating all employees with respect and dignity throughout this process.
More importantly, our integration is not simply a matter of reducing headcount. We want the right people doing work that focuses on our clients. Over time, we believe our combination with First Niagara will provide new opportunities for career growth and advancement for employees as part of a larger company with a wider range of offerings across a broader footprint.
Additional response:
We are doing this to build a powerful regional bank. Managing expenses will be critical to our success. Certainly the most significant cost savings will come from consolidating branch offices and leveraging our technology platform.

While there will be job reductions, this transaction is about growth and we expect it will create exciting job opportunities for employees at both companies. That being said, I want to stress that speculating on specific displacements is premature.
We will be thoughtful in how we approach the integration and combining our companies. We are in a people business. We want to the best people to help us deliver on our promise to clients. I really see this as is a great opportunity for employees of both companies
Q. Will Key continues charitable support for some of the nonprofit and community organizations First Niagara a supported?
A: Key has a long and strong history of supporting the communities in which we live and conduct business. In many, our employees are involved as volunteers and board committee members at nonprofit and civic organizations. Together, KeyBank and First Niagara combined have contributed nearly $30 million to many civic priorities in the communities we proudly serve.
Key remains committed to supporting all the communities in which it does business. We are looking forward to getting to know and working with First Niagara’s community partners as we continue our combined commitment to communities in New York, Pennsylvania, Massachusetts, and Connecticut.
Q. How do you overcome the perception that Key is an outsider coming into Buffalo to take over a hometown bank? (Buffalo specific)
A. Our roots in Buffalo go deep. Key was founded in New York in 1825, and we have been a part of the Buffalo community.
We have long believed and stated that we have excelled in helping clients throughout upstate New York, particularly markets along the I-90 corridor. We value our long history and are proud of our local market knowledge.
We see ourselves as bringing the combined strengths of KeyBank and First Niagara to our clients so that together, we can do more for our clients. Together, we can be a better bank.
IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed merger, KeyCorp will file with the SEC a Registration Statement on Form S-4 that will include the Joint Proxy Statement of KeyCorp and First Niagara and a Prospectus of KeyCorp, as well as other relevant documents concerning the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY
STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about KeyCorp and First Niagara, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from KeyCorp at investor.key.com or from First Niagara by accessing First Niagara’s website at www.firstniagara.com. Copies of the Joint Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to KeyCorp Investor Relations at Investor Relations, KeyCorp, 127 Public Square, Mailcode OH-01-27-0737, Cleveland, Ohio 44114-1306, by calling (216) 689-3000, or by sending an e-mail to investor_relations@keybank.com or to First Niagara Investor Relations at 726 Exchange Street, Suite 618, Buffalo, New York 14210, by calling (716) 819-5669 or by sending an e-mail to investor@fnfg.com. In addition, KeyCorp and First Niagara use their respective Investor Relations websites and social media outlets as channels of distribution of material company information. Such information is accessible on KeyCorp’s and First Niagara’s Investor Relations websites, as well as on their respective Facebook pages and through their Twitter accounts and LinkedIn accounts.
KeyCorp and First Niagara and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective shareholders of KeyCorp and First Niagara in respect of the transaction described in the Joint Proxy Statement/Prospectus. Information regarding KeyCorp’s directors and executive officers is contained in KeyCorp’s Proxy Statement on Schedule 14A, dated April 7, 2015, which is filed with the SEC. Information regarding First Niagara’s directors and executive officers is contained in First Niagara’s Proxy Statement on Schedule 14A, dated March 23, 2015, which is filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph. FORWARD-LOOKING STATEMENTS
This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, KeyCorp’s and First Niagara’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “plan,” “predict,” “project,” “forecast,” “guidance,” “goal,” “objective,” “prospects,” “possible” or “potential,” by future conditional verbs such as “assume,” “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.
In addition to factors previously disclosed in KeyCorp’s and First Niagara’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by KeyCorp and First

Niagarashareholders on the expected terms and schedule, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; difficulties and delays in integrating the First Niagara business or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of KeyCorp’s products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.
Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.